

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 25, 2010

Kenneth B. Arola
Chief Financial Officer and Vice President, Finance
Align Technology, Inc.
881 Martin Avenue
Santa Clara, California 95050

> **Re:** **Align Technology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-32259**

Dear Mr. Arola:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief